Exhibit 99.2

EMERALD HEALTH THERAPEUTICS, INC.

Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

1

EMERALD HEALTH THERAPEUTICS, INC.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are the responsibility of the Board of Directors of Emerald Health Therapeutics, Inc. (the “Company”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The Board of Directors of the Company is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee of the Company, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board of Directors who approve the financial statements. The external auditors have unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls.

The consolidated financial statements have been audited by Deloitte LLP. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

April 30, 2019

/s/ Avtar Dhillon	/s/ Robert Hill
Avtar Dhillon	Robert Hill
President	Chief Financial Officer

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Emerald Health Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Emerald Health Therapeutics, Inc. (the "Company") as of December 31, 2018 the related consolidated statements of loss, comprehensive loss, shareholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and its financial performance and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not yet achieved profitable operations and has accumulated losses since inception. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Vancouver, Canada

April 30, 2019

We have served as the Company’s auditors since 2015.

Independent Auditor’s Report

To the Shareholders and the Board of Directors of
Emerald Health Therapeutics, Inc.

We have audited the accompanying consolidated statements of financial position of Emerald Health Therapeutics, Inc., which compromise the consolidated statement of financial position as at December 31, 2017 and the consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion of these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedure to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstance but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emerald Health Therapeutics, Inc. as at December 31, 2017 and its financial performance and it cash flows for the years then ended in accordance with International Financial Reporting Standards.

/s/ Deloitte LLP

Chartered Professional Accountant

March 29, 2018

Vancouver, British Columbia

3

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	December 31	December 31
	2018	2017

ASSETS

Current
Cash and cash equivalents	$36,042,090	$44,523,145
Accounts receivable (Note 7)	3,579,271	278,232
Biological assets (Note 8)	1,088,528	114,559
Inventory (Note 9)	6,772,525	727,635
Prepaid expenses	1,326,780	167,911
Due from related parties (Note 17)	14,973,749	324,674
Total current assets	63,782,943	46,136,156

Plant and equipment (Note 10)	16,965,989	1,031,335
Plant under construction (Note 11)	10,310,229	2,772,051
Deposits on materials and equipment (Note 12)	981,832	-
Refundable deposits	2,196,391	196,391
Intangible assets (Note 13)	86,612,636	2,851,855
Goodwill	169,323	169,323
Long-term investment (Note 14)	282,508	666,667
Investment in joint venture (Note 15)	25,660,843	19,907,061
Total non-current assets	143,179,751	27,594,683

TOTAL ASSETS	$206,962,694	$73,730,839

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$9,634,464	$1,378,645
Current portion of long-term debt (Note 16)	2,503,064	-
Deferred payment (Note 6)	22,226,565	-
Payable to joint venture (Note 15)	-	4,000,000
Due to related parties (Note 17)	1,806,393	247,505
Total current liabilities	36,170,486	5,626,150

Deferred income tax liability	293,886	317,497

TOTAL LIABILITIES	$36,464,372	$5,943,647

SHAREHOLDERS' EQUITY
Share capital (Note 18)	204,791,733	77,912,246
Warrants	4,360,000	461,772
Contributed surplus	14,202,536	5,285,709
Accumulated deficit	(52,855,947)	(17,829,369)
TOTAL SHAREHOLDERS' EQUITY	170,498,322	65,830,358

Non-controlling interest (Note 6)	-	1,956,834

TOTAL LIABILITIES AND EQUITY	$206,962,694	$73,730,839

Nature and continuance of operations (Note 1)

Commitments (Note 20)

Events after the reporting period (Note 27)

On behalf of the Board of Directors:

/s/ Punit Dhillon	/s/ Avtar Dhillon
Director	Director

The accompanying notes form an integral part of these consolidated financial statements

4

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

	Year ended	Year ended
	December 31	December 31
	2018	2017

Revenue
Sales (Note 25)	$2,110,403	$937,654
Excise taxes	161,982	-
Net revenue	1,948,421	937,654

Cost of sales
Cost of goods sold	3,575,132	637,751
Production costs	1,461,941	749,174
Depreciation of Health Canada license (Note 13)	2,829,015	87,446
Gain on changes in fair value of biological assets (Note 8)	(2,818,442)	(163,754)
Gross margin	(3,099,225)	(372,963)

Expenses
General and administrative (Note 26)	13,993,498	5,070,447
Sales and marketing	11,333,294	428,541
Research and development	801,351	207,500
Depreciation (Note 10 and 13)	618,438	195,004
Loss on disposal of equipment (Note 10)	-	481
Share-based payments (Note 18)	7,498,450	2,822,495
	34,245,031	8,724,468

Loss from operations	37,344,256	9,097,431

Share of (income) loss from joint venture (Note 15)	(5,753,782)	322,578
Interest income	(1,186,214)	(161,518)
Interest expense	218,600	-
Fair value changes in financial assets (Note 14)	384,159	(416,667)
Deferred income tax recovery	(23,611)	-
NET LOSS AND COMPREHENSIVE LOSS	30,983,408	8,841,824

Net loss and comprehensive loss attributable to:
Emerald Health Therapeutics, Inc.	30,576,893	8,731,832
Non-controlling interest	406,515	109,992
	30,983,408	8,841,824
Net loss per common share
Basic and diluted	$0.22	$0.10

Weighted average number of common shares outstanding
Basic and diluted	141,443,116	88,447,612

The accompanying notes form an integral part of these consolidated financial statements

5

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian dollars)

	Share Capital		Warrants
							Total	Non-
	# of		# of		Contributed	Accumulated	Shareholders'	Controlling	Total
	Shares	Amount	Warrants	Amount	Surplus	Deficit	Equity	Interest	Equity

Balance, December 31, 2017	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

Shares issued on stock option exercises (Note 18)	1,410,195	1,893,247	-	-	(698,716)	-	1,194,531	-	1,194,531
Units issued on prospectus offerings (Note 18)	14,000,000	51,540,000	10,000,000	9,060,000	-	-	60,600,000	-	60,600,000
Share issuance costs	-	(455,062)	-	-	-	-	(455,062)	-	(455,062)
Acquisition of Verdelite Sciences Inc. (Note 6)	9,911,894	45,000,000	-	-	-	-	45,000,000	-	45,000,000
Deemed Issuance for acquisition of Avalite Sciences Inc. (Note 6)	1,093,938	4,000,000	-	-	-	(4,449,685)	(449,685)	(1,550,319)	(2,000,004)
Shares issued on warrant exercises (Note 18)	8,239,863	24,901,302	(8,239,863)	(3,044,679)	-	-	21,856,623	-	21,856,623
Warrants expired	-	-	(3,056,050)	(2,117,093)	2,117,093	-	-	-	-
Share-based payments (Note 18)	-	-	-	-	7,498,450	-	7,498,450	-	7,498,450
Net loss and comprehensive loss	-	-	-	-	-	(30,576,893)	(30,576,893)	(406,515)	(30,983,408)
Balance, December 31, 2018	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$(52,855,947)	$170,498,322	$-	$170,498,322

Balance, December 31, 2016	67,794,698	$9,756,732	8,489,451	$-	$3,043,099	$(9,097,537)	$3,702,294	$-	$3,702,294

Shares issued on stock option exercises (Note 18)	1,531,250	1,699,945	-	-	(579,885)	-	1,120,060	-	1,120,060
Units issued on prospectus offerings	24,870,100	36,260,901	12,690,250	4,679,773	-	-	40,940,674	-	40,940,674
Share issuance costs	-	(3,168,869)	-	-	-	-	(3,168,869)	-	(3,168,869)
Compensation options	-	(350,098)	-	-	350,098	-	-	-	-
Shares issued on warrant exercises (Note 19)	11,845,075	32,314,959	(11,845,075)	(4,396,189)		-	27,918,770	-	27,918,770
Shares issued on compensation option - exercises (Note 18)	746,103	1,398,676	373,051	178,188	(350,098)	-	1,226,766	-	1,226,766
Acquisition of Avalite Sciences Inc. (Note 6)	-	-	-	-	-	-	-	2,066,826	2,066,826
Share-based payments (Note 18)	-	-	-	-	2,822,495	-	2,822,495	-	2,822,495
Net loss and comprehensive loss	-	-	-	-	-	(8,731,832)	(8,731,832)	(109,992)	(8,841,824)
Balance, December 31, 2017	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

The accompanying notes form an integral part of these consolidated financial statements

6

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in Canadian dollars)

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Operating activities
Net loss	$(30,983,408)	$(8,841,824)
Items not involving cash
Depreciation	3,447,452	282,450
Gain on changes in fair value of biological assets	(2,818,442)	(163,754)
Fair value changes in financial assets	384,159	(416,667)
Share-based payments	7,498,450	2,822,495
Share of (income) loss from joint venture	(5,753,782)	322,578
Interest expense	225,334	-
Deferred income tax recovery	(23,611)	-
Loss on disposal of asset	-	481
Changes in non-cash operating working capital
Accounts receivable	(3,196,248)	(223,847)
Due from related parties	(1,649,075)	(324,674)
Prepaid expenses	(1,157,943)	(133,245)
Inventory and biological assets	(2,920,781)	(333,027)
Accounts payable and accrued liabilities	6,221,897	(878,853)
Due to related parties	1,636,796	71,901
Net cash flows used in operating activities	(29,089,202)	(7,815,986)

Investing activities
Investment in joint venture (Note 15)	(17,000,000)	(16,229,639)
Acquisition of assets, net of cash acquired (Note 6)	(22,796,513)	68
Acquisition of business, net of cash acquired (Note 6)	(2,000,004)	-
Deposits on equipment	(981,832)	-
Purchase of long-term investment	-	(250,000)
Purchase of plant and equipment	(17,235,075)	(2,257,022)
Purchase of intangible assets	(465,457)	-
Refundable deposits	(2,000,000)	(196,391)
Net cash flows used in investing activities	(62,478,881)	(18,932,984)

Financing activities
Principal payment on long-term debt	(91,555)	-
Proceeds from prospectus offering	60,600,000	40,940,674
Share issuance costs	(472,570)	(3,151,360)
Stock option exercises	1,194,531	1,120,060
Warrant exercises	21,856,622	27,918,770
Compensation option exercises	-	1,226,766
Net cash flows generated from financing activities	83,087,028	68,054,910

(Decrease)/increase in cash and cash equivalents	(8,481,055)	41,305,940
Cash and cash equivalents, beginning of year	44,523,145	3,217,205
Cash and cash equivalents, end of year	$36,042,090	$44,523,145

The accompanying notes form an integral part of these consolidated financial statements

7

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Emerald Health Therapeutics Inc. (the "Company"), is classified as a Tier 1 Venture Issuer on the TSXV, with its common shares listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its common shares listed under the trading symbol “EMHTF.”

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007 as Firebird Capital Partners Inc. and changed its name to Firebird Energy Inc. in December 2012. On September 4, 2014, the Company completed the acquisition of all of the issued and outstanding common shares of Thunderbird Biomedical Inc. (“Thunderbird”), by way of a reverse takeover (the “RTO”) under the rules of the TSX Venture Exchange (the “TSXV”) and concurrently changed its name to T-Bird Pharma, Inc. Thunderbird became a wholly owned subsidiary of the Company. In June 2015, the Company changed its name to Emerald Health Therapeutics, Inc. and Thunderbird changed its name to Emerald Health Botanicals Inc. (“Botanicals”). On February 23, 2018, Botanicals changed its name to Emerald Health Therapeutics Canada Inc. (“EHTC”). The Company’s registered office is at Suite 2600 Oceanic Plaza, 1066 West Hastings Street, Vancouver, BC, V6E 3X1.

The Company owns 100% of the shares of Emerald Health Therapeutics Canada Inc. (“EHTC”), a company incorporated pursuant to the Business Corporations Act (British Columbia). The principal business of EHTC is the production and sale of cannabis pursuant to the Cannabis Act.

These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2018, the Company had not yet achieved profitable operations and had accumulated losses of $52,855,947 (December 31, 2017 - $17,829,369) since its inception. The continuing operations of the Company are dependent upon its ability to continue to raise adequate capital, to commence profitable operations in the future, to satisfy its commitments and to repay its liabilities arising from normal business operations as they become due. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements were authorized for filing by the Board of Directors on April 30, 2019.

8

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

b)	Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, at historical cost except for certain financial instruments and biological assets, which are measured at fair value (see Note 8).

c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The subsidiaries of the Company at December 31, 2018 include the following:

	Ownership Interest as at December 31,	Ownership Interest as at December 31,
Name of Entity	2018	2017
Emerald Health Therapeutics Canada Inc.	100%	100%
Avalite Sciences Inc.	100%	53%
Pure Sunfarms Corp.	50%	50%
Verdélite Sciences Inc.	100%	0%
Verdélite Property Holdings Inc.	100%	0%

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite Sciences Inc. and its affiliate Verdélite Property Holdings Inc. (together as “Verdélite,” formerly known as Agro-Biotech Sciences Inc. and Agro-Biotech Property Holdings Inc.). The principle business of Verdélite Sciences Inc. is the production of cannabis pursuant to the Cannabis Act (Canada) (the “Cannabis Act”). The principal business of Verdélite Property Holdings Inc. is to hold the land and building, located in Saint-Eustache, Quebec, occupied by Verdélite Sciences Inc. for cannabis production.

9

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

Through EHTC’s 50% equity interest in Pure Sunfarms Corp. (“Pure Sunfarms”), the Company cultivates and intends to distribute wholesale cannabis and cannabis extracts for therapeutic and non-therapeutic use purposes.

Through EHTC’s 100% owned subsidiary, Avalite Sciences Inc. (“Avalite,” formerly known as Northern Vine Canada Inc.), a Licensed Dealer under the provisions of the Canadian Controlled Drugs and Substances Act, the Company operates a laboratory facility located in Langley, British Columbia.

d)	Functional and presentation currency

The Company and its subsidiaries’ functional currency is Canadian dollars. All dollar amounts presented are in Canadian dollars unless otherwise specified.

3.	ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents include cash and redeemable short-term investment certificates with a maturity of less than three months held at major financial institutions.

b)	Biological assets

The Company measures biological assets consisting of cannabis on plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value, except for a portion which are restricted with respect to distribution due to the conditions under which they were acquired that are measured at cost.

Gains or losses arising from changes in fair value less cost to sell are included in the results of operations of the related period.

c)	Inventory

Inventories of dried cannabis consists of harvested cannabis and purchased cannabis and are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Cannabis oils are derived from dried cannabis and are measured at the lower of cost and net realizable value. Goods for resale are measured at the lower of cost and net realizable value. Supplies and consumables are valued at cost.

10

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

d)	Plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated over their expected lives based on the following:

•	Building – 15 to 25 years straight line
•	Leasehold improvements – lesser of useful life or term of lease
•	Production, lab and growing equipment – 5 to 10 years straight line
•	Computers – 3 years straight line

In the year of acquisition, depreciation for plant and equipment is recorded once the asset is available for use.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Residual values and estimated useful lives are reviewed annually.

e)	Plant under construction

Expenditures for plant under construction are capitalized to the statement of financial position and will be amortized over the life of the asset, commencing at the time the asset is ready for its intended use. At each balance sheet date, the Company considers whether there is objective evidence of impairment of the asset, and if so, will write down the asset to its recoverable value.

f)	Intangible Assets

Intangible assets are recorded at cost and amortized over their estimated useful lives at the following annual rate:

•	Computer software – 2 to 3 years straight line
•	Health Canada licenses – term, plus life of building or renewal term of leased facility site
•	Patents –straight line over the life of the patent

Estimated useful lives are reviewed annually.

11

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

g)	Investment in joint venture

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each balance sheet date, the Company considers whether there is objective evidence of impairment in the joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture.

h)	Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration is allocated to the fair value of the identifiable assets and liabilities at the date of acquisition. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information becomes available, within a period not to exceed twelve months from the acquisition date with retrospective restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is recorded as goodwill. If the cost of the acquisition is less than the fair value attributable to the Company’s share of the identifiable net assets the difference is recognized in the consolidated statements of loss.

Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets at the date of acquisition. The choice of measurement is made on a transaction by transaction basis.

In a business combination achieved in stages, the Company remeasures any previously held equity interest at its acquisition date fair value and recognizes any gain or loss in the consolidated statements of loss.

i)	Revenue recognition

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Gross revenue includes excise taxes, which the Company pays as principal. Net revenue from sale of goods, as presented in the consolidated statement of loss and comprehensive loss, represents revenue from the sale of goods less applicable excise taxes, expected price discounts, and allowances for customer returns. Excise taxes are a production tax which become payable when a cannabis product is delivered to the customer and are not directly related to the value of the product sold.

The Company's contracts with customers for the sales of dried cannabis and cannabis oil consist of one performance obligation. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control is transferred to the customer, which is on delivery.

12

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in Canadian dollars)

j)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiary to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

k)	Loss per share

Basic loss per share is computed by dividing total net loss attributable to the Company for the year by the weighted average number of common shares of the Company (the “Common Shares”) outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. When the Company is in a loss position, all potential share issuances on the exercise of options or warrants is anti-dilutive. In the event of a loss position, diluted loss per share is the same a basic loss per share.

l)	Segment reporting

A segment is a component of the Company that engages in business activities in which revenues and expenses are incurred, that has distinguishable financial information available, and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”).

m)	Leases

Leases are classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee.

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

A finance lease is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

13

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

n)	Foreign currency translation

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in net loss.

o)	Financial instruments

i.	Financial assets

The Company classifies its financial assets initially at fair value at the time of acquisition. Subsequently, they are measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss. Upon initial recognition, management determines the classification of its financial assets based upon the purpose for which the financial assets were acquired. Measurement and classification of financial assets is determined based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Management may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss to prevent a measurement or recognition inconsistency.

Financial assets are derecognized when they mature or are sold and substantially all the risks and rewards of ownership have been transferred.

ii.	Financial liabilities

The Company initially recognizes financial liabilities at fair value and are subsequently measured at amortized cost.

p)	Impairment of long-lived assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

14

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Management considers both external and internal sources of information in determining if there are any indications that the Company’s plant and equipment or intangible assets are impaired. Management considers the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its plant and equipment and intangible assets. Management considers the manner in which the plant and equipment and intangible assets are being used or are expected to be used, and indication of economic performance of the assets. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

q)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable assets acquired. Goodwill is allocated to the cash generating unit to which is relates. The Company has determined that the goodwill associated with all acquisitions belong to the cannabis production and cash generating unit.

Goodwill is measured as historical cost and is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is recorded as a loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

r)	Share-based payments

The Company grants options to directors, officers, employees and service providers under the Company’s Omnibus Incentive Plan. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest except for equity settled transactions for which vesting is conditional upon a market or non-vesting condition.

15

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Share options with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. The fair value is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity award is cancelled, it is treated as if it vests on the date of the cancellation and any expense not recognized for the award is recognized immediately.

s)	Warrants

The Company uses the residual value approach in respect of unit offerings whereby the amount assigned to the warrant is the excess of the unit price over the trading price of the Company’s shares at the date of issuance, if any, to a maximum fair value of the warrant determined by using the Black-Scholes Option-Pricing Model.

t)	Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete the development to use or sell the assets. Other development expenditures are expensed as incurred. Other than certain patent development costs, to date, no development costs have been capitalized.

u)	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the year. Actual results may differ from these estimates.

Significant estimates are evaluation and assumptions about the future and other sources of estimation uncertainty that management has made, that could result in a material adjustment to the carrying amounts of assets and liabilities. Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the following:

v)	Biological assets and inventory

The Company measures biological assets consisting of cannabis on plants at fair value less cost to sell up to the point of harvest. Calculating the value requires management to estimate, among others, expected yield on harvest, expected selling price and remaining costs to be incurred up to the point of harvest.

16

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

The Company measures inventory at the lower of cost and net realizable value and estimates selling price, the estimated costs of completion and the estimated costs necessary to make the sale.

Estimated useful lives of plant and equipment and intangible assets

The Company makes estimates and utilizes assumptions in determining the useful lives and residual value of plant and equipment and intangible assets and related depreciation. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain assets.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available.

Share-based compensation

The fair value of share-based compensation expense is estimated using the Black-Scholes option pricing model and relies on a number of estimated inputs, such as the expected life of the option, the volatility of the underlying share price, and the risk-free rate of return. Changes in the underlying estimated inputs may result in materially different results.

Warrants

In calculating the fair value of warrants, management relies on estimated inputs, such as the volatility of the Company’s stock price and the risk-free rate of return.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

17

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Goodwill impairment

The Company performs a test for goodwill impairment at each financial year end and whenever events or circumstances indicate the carrying amount of goodwill may not be recoverable. Determining whether an impairment has occurred requires valuation of the respective CGU, which is estimated using the discounted cash flow method. A number of estimates are used in this valuation technique, including actual operating results, future business plan, economic projections and market data.

Deferred income taxes

In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

4.	NEW ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers. The Company recognizes revenue from contracts with customers based on a five-step model, which is applied to all contracts with customers.

Determining the amount of variable consideration to recognize, and whether the amount of variable consideration should be constrained, is dependent on management's estimate of the most likely amount to which the Company will be entitled and the probability of a significant reversal in that amount. These determinations require management to make estimates based on historical amounts received, current economic conditions, and current industry conditions, in Canada and abroad, adjusted for forward looking information.

Cost of sales represents the deemed cost of inventory that arose from the fair value measurement of biological assets, subsequent post-harvest costs capitalized to inventory, purchased dried cannabis, costs to produce cannabis oils capitalized to inventory (including the deemed cost of dried inventory that arose from the fair value measurement of biological assets that were used to produce cannabis oils), and packaging costs.

There were no changes required to the Company’s consolidated financial statements as a result of adopting this standard, other than enhanced disclosures.

18

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”), which replaced IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). The standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

The new classification and measurement of the Company’s financial assets and liabilities are as follows:

Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

Fair value through profit or loss ("FVTPL")

This category includes quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at fair value through other comprehensive income. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

	IAS 39	IFRS 9
	Classification	Classification
Financial Assets
Cash	FVTPL	FVTPL
Cash equivalents	Amortized cost	Amortized cost
Accounts receivable	Amortized cost	Amortized cost
Due from related parties	Amortized cost	Amortized cost
Refundable deposits	Amortized cost	Amortized cost
Long-term investment	FVTPL	FVTPL

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Payable to joint venture	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost

19

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

The adoption of this standard did not have a material impact on the measurement of the Company’s financial instruments in these consolidated financial statements, however additional disclosures have been provided.

Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company's accounting of impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss approach. There were no impairment losses recognized in these consolidated financial statements as a result of the adoption of IFRS 9 as at the date of initial application.

5.	NEW ACCOUNTING PRONOUNCEMENTS, ISSUED BUT NOT YET ADOPTED

IFRS 16, Leases – replaces the guidance in IAS 17 Leases and establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. The Company has completed an assessment of the impact on its consolidated financial statements. Based on this assessment, the Company expects to recognize right of use assets and associated lease liabilities. The Company will be applying IFRS 16 retrospectively, with the cumulative effect of initially applying the Standard recognised at the date of initial application (January 1, 2019) as an adjustment to the opening balance of retained earnings, which is expected to be immaterial.

6.	ACQUISITIONS

Avalite

The following investments made by the Company during the years ended December 31, 2018 and 2017 resulted in the Company’s 100% ownership of Avalite through step acquisition. On August 14, 2018, the Company increased its ownership in Avalite to 100% by purchasing the remaining shares of Avalite held by Abattis Bioceuticals Corp (“Abattis”) for $2 million consideration and issuing 1,093,938 Common Shares valued at $4 million. Previously, the Company had increased its original 53% ownership of Avalite (acquired on November 17, 2017) to 65% by way of additional shares purchased from treasury on May 15, 2018 for $2,750,000 cash.

If Avalite’s sales exceed $10 million within thirty-six months ended August 9, 2021, from the sale of products or services introduced to Avalite by Abattis, the Company will issue additional Common Shares with a deemed value of $4 million.

20

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

If the Company had increased its interest at the beginning of the year there would have been no change to revenue or net loss as Avalite is a consolidated subsidiary. The net loss attributable to the Company would have increased by $406,515 and the net loss attributable to the non-controlling interest would have decreased by $406,515.

The increase in the Company’s ownership interest was accounted for as an equity transaction.

Upon the initial acquisition of 53% ownership, the non-controlling interest was measured by proportionate share in the recognized amounts of the identifiable net assets. The change in non-controlling interest at the time of the May 15, 2018 transaction and the acquisition of the non-controlling interest at the time of the August 14, 2018 transaction were also measured by the proportionate share of net identifiable assets method.

Acquisition of Non-Controlling Interest:

$
Initial amount at acquisition, November 17, 2017	2,066,826
Loss attributed as at December 31, 2017	(109,992)
Non controlling interest of 47% as at December 31, 2017	1,956,834

Loss attributed January 1, 2018 to May 15, 2018	(232,342)
Increase due to issuance of shares from treasury for cash consideration	1,292,500
12% reduction of non-controlling interest	(770,296)
Non-controlling interest of 35% as at May 16, 2018	2,246,696

Loss attributed May 16, 2018 to August 14, 2018	(174,175)
Non-controlling interest of 35% as at August 14, 2018	2,072,521

35% reduction of non-controlling interest	(2,072,521)
Nil non-controlling interest as at December 31, 2018	-

Nominal transaction costs of $8,683 were expensed during the year ended December 31, 2018 (December 31, 2017 – $64,197).

Verdélite

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and the shareholder loans payable by Verdélite, for total consideration of $90 million, payable 50% in cash and 50% in Common Shares (the “Purchase Price”). The Company paid $22.5 million in cash upon closing and $45 million was satisfied by the issuance of 9,911,894 Common Shares of which 4,955,947 Common Shares will be held in escrow until May 1, 2019 pursuant to an escrow agreement (Note 18). The remaining $22.3 million (adjusted for working capital) in cash is payable on May 1, 2019.

Verdélite is a Licensed Producer under the Cannabis Act.

Management has determined that on the date of acquisition, Verdélite did not have significant processes or outputs, therefore Verdélite does not meet the definition of a business under IFRS 3 Business Combinations. As a result, the transaction was accounted for as an asset acquisition.

21

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

The total purchase price of the acquisition and the fair value of the net assets acquired of Verdélite are disclosed below:

$
Cash	22,500,000
Deferred payment, present value of final $22.5 million cash payable May 2019	22,009,404
Portion specified as purchase of shareholder loans	(3,933,591)
9,911,894 Common Shares	45,000,000
Transaction costs	153,967
Total purchase price	85,729,780

$
Cash	19,906
Amounts receivable	100,304
Prepaid expenses	-
Property and equipment	6,311,123
Intangible assets	86,103,549
Total assets	92,534,882

Accounts payable and accrued liabilities	(285,067)
Current portion of long-term debt	(2,586,444)
Shareholder loans	(3,933,591)
Total liabilities	(6,805,102)

Net assets acquired	85,729,780

On February 21, 2018, Verdélite and its former shareholders entered into a non-binding letter of intent (“LOI”) with Pivot Pharmaceuticals Inc. (“Pivot”) for the potential sale of Verdélite. The parties were unable to agree to final terms and the LOI was terminated. On April 24, 2018 Verdélite was served a statement of claim (the “Claim”) from Pivot which alleges that Verdélite and its former shareholders failed to negotiate in good faith. Pivot is seeking damages of $72.4 million. Subsequent to December 31, 2018, the Claim was settled without any payment or compensation made from Verdélite to Pivot (see Note 27).

22

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable is comprised of:

	December 31	December 31
	2018	2017
	$	$
Goods and services tax refund receivable	2,519,789	186,410
Trade receivables	801,756	-
Other receivables	257,726	91,822

	3,579,271	278,232

Accounts receivable are neither impaired nor past due.

8.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis seeds and cannabis plants. Changes in the Company’s biological assets are as follows:

	December 31	December 31
	2018	2017
	$	$
Carrying amount, beginning of year	114,559	162,986
Costs incurred until harvest	-	218,874
Effect of unrealized changes in fair value of biological assets	2,818,442	(1,977)
Biological assets purchased	3,841	-
Biological assets sold	(133,680)	-
Transferred to inventory upon harvest	(1,714,634)	(265,324)
Carrying amount, end of year	1,088,528	114,559

As at December 31, 2018, included in the carrying amount of biological assets is $28,570 (December 31, 2017 - $25,113) in seeds and $1,059,958 (December 31, 2017 - $89,446) in live plants.

The following inputs and assumptions are categorized within Level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly effect the fair value of the biological assets in future periods:

•	plant waste – wastage of plants based on various stages of growth;
•	yield per plant – represents the weighted average grams of dry cannabis expected to be harvested from a cannabis plant, based on historical yields;
•	selling price, less costs to sell – based on estimated selling price per gram of dry cannabis based on historical sales and expected sales;

23

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

•	percentage of costs incurred to date compared to the total costs to be incurred (to estimate the fair value of an in-process plant) – represents estimated costs to bring a gram of cannabis from propagation to harvest; and
•	stage of plant growth – represents the weighted average age in of the plant out of the average growing cycle as at period end date.

As at December 31, 2018, on average, the biological assets were 39% complete as to the next expected harvest date, compared to a 60% average stage of completion as at December 31, 2017. The average number of days from the point of propagation to harvest is 108 days.

Biological assets are classified as Level 3 on the fair value hierarchy. Significant unobservable inputs used to fair value biological assets include the Company’s estimate of the yield of cannabis per plant as well as the average selling price per gram less cost to sell. A 5% increase or decrease in the estimated yield of cannabis per plant would result in an increase or decrease in the fair value of biological assets of $52,620 at December 31, 2018 (December 31, 2017 - $4,472). A 5% increase or decrease in the average selling price per gram less cost to sell would result in an increase or decrease in the fair value of the biological assets of $59,579 at December 31, 2018 (December 31, 2017 - $10,328).

9.	INVENTORY

The Company’s inventory is comprised of:

	December 31	December 31
	2018	2017
	$	$
Dried cannabis	5,778,176	524,651
Cannabis oils	337,314	190,116
Goods for resale	1,498	3,727
Supplies and consumables	655,537	9,141
	6,772,525	727,635

Inventory expensed and included in cost of sales during the year ended December 31, 2018 was $3,575,132 (December 31, 2017 – $637,751). The fair value change in biological assets included in cost of goods sold during the year ended December 31, 2018 was $158,676 (December 31, 2017 – $163,754).

24

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

10.	PLANT AND EQUIPMENT

					Production, Lab
				Leasehold	and Growing		Other
		Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
		$	$	$	$	$	$	$
Costs:
	Balance, December 31, 2016	-	-	184,929	455,779	41,522	10,731	692,961
	Additions	-	-	59,242	299,675	16,359	26,572	401,848
	Acquired Through Avalite	-	-	30,300	237,271	-	-	267,571
	Disposals	-	-	-	-	-	(911)	(911)
			-
	Balance, December 31, 2017	-	-	274,471	992,725	57,881	36,392	1,361,469
	Additions	-	6,747,648	1,407,177	1,457,537	138,641	566,928	10,317,931
	Acquired Through Verdelite	476,041	5,265,894	-	237,793	73,642	257,753	6,311,123
	Disposals	-	-	-	-	-	-	-
Balance, December 31, 2018		476,041	12,013,542	1,681,648	2,688,055	270,164	861,073	17,990,523

Accumulated Depreciation:
	Balance, December 31, 2016	-	-	46,004	96,951	4,522	16,296	163,773
	Additions	-		33,605	113,702	4,480	15,004	166,791
	Disposals	-	-	-	-	-	(430)	(430)

	Balance, December 31, 2017	-	-	79,609	210,653	9,002	30,870	330,134
	Additions	-	153,563	75,074	336,932	67,524	61,307	694,400
	Disposals	-	-	-	-	-	-	-
Balance, December 31, 2018		-	153,563	154,683	547,585	76,526	92,177	1,024,534

Carrying value:
	December 31, 2018	476,041	11,859,979	1,526,965	2,140,470	193,638	768,896	16,965,989
	December 31, 2017	-	-	194,862	782,072	48,879	5,522	1,031,335

11.	PLANT UNDER CONSTRUCTION

During 2017, site preparation began on the Company’s new self-constructed plant located in Metro Vancouver, British Columbia. As at December 31, 2018, $10,310,229 (December 31, 2017 - $2,772,051) of expenditures were capitalized. Construction on the new asset is expected to continue throughout 2019, at the time the asset is ready for its intended use depreciation will commence.

12.	DEPOSITS ON MATERIALS AND EQUPMENT

During the year ended December 31, 2018, the Company prepaid for intangible assets, grow equipment, extraction equipment, packaging equipment and construction that totalled $981,832 (December 31, 2017 - $Nil).

25

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

13.	INTANGIBLE ASSETS

The Company’s intangible assets continuity is as follows:

		Health Canada	Computer
	Patents	License	Software	Total
	$	$	$	$
Cost:
Balance, December 31, 2016	-	-	62,135	62,135
Acquired Through Avalite	-	2,922,096	-	2,922,096

Balance, December 31, 2017	-	2,922,096	62,135	2,984,231
Acquired Through Verdelite	-	86,103,549	-	86,103,549
Additions	368,531	-	133,032	501,563
Balance, December 31, 2018	368,531	89,025,645	195,167	89,589,343

		Health Canada	Computer
	Patents	License	Software	Total
	$	$	$	$
Accumulated amortization:
Balance, December 31, 2016	-	-	16,717	16,717
Additions	-	87,446	28,213	115,659

Balance, December 31, 2017	-	87,446	44,930	132,376
Additions	-	2,829,015	15,316	2,844,331
Balance, December 31, 2018	-	2,916,461	60,246	2,976,707

		Health Canada	Computer
	Patents	License	Software	Total
	$	$	$	$
Net book value:
December 31, 2018	368,531	86,109,184	134,921	86,612,636
December 31, 2017	-	2,834,650	17,205	2,851,855

14.	LONG-TERM INVESTMENTS

On November 27, 2017, the Company purchased 1,666,667 units of Avricore Health Inc. (“Avricore”, formerly VANC Pharmaceuticals Inc.), a related party, pursuant to a subscription agreement dated November 7, 2017. Each unit entitled the holder to 1,666,667 common shares and 1,666,667 common share purchase warrants. The common shares of Avricore are traded on the TSX Alpha Exchange under the symbol “AVCR.”

Each warrant entitles the holder to purchase one common share at the price of $0.20 per share. The warrants expire November 27, 2022, or earlier if the accelerated exercise provision is enacted. If the closing sales price trades at $0.25 or higher for 10 consecutive trading days, and Avricore, within 5 days of such event, provides notice by way of news release to the holders of the warrants of the early expiry of the warrants, then the warrants shall expire 30 days from the date of notice. As at December 31, 2018, no notice has been issued.

26

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

	Fair value		Fair value
	December 31,	Change in	December 31,
	2017	fair value	2018
	$	$	$
Level 1 on fair value hierarchy
Avricore - shares	500,000	(333,333)	166,667

Level 2 on fair value hierarchy
Avricore - warrants	166,667	(50,826)	115,841

	666,667	(384,159)	282,508

The fair value of the warrants was calculated using the Black-Scholes option-pricing model with the following assumptions: expected life of 3.9 years, risk free interest rate of 1.86%, expected annualized volatility of 121.98% and Nil expected dividend yield. The fair value was determined to be $0.07. The share price used for fair value as at December 31, 2018 was $0.10 (December 31, 2017 - $0.30).

15.	INVESTMENT IN JOINT VENTURE

The Company has contributed $20 million in cash to the joint venture as at December 31, 2018. As at December 31, 2018, the amount payable to Pure Sunfarms was $Nil (December 31, 2017 - $4,000,000).

On July 5, 2018, the Company and Village Farms International, Inc. (together, the “Shareholders”) entered into a Shareholder Loan Agreement, subsequently amended August 24, 2018 (the “Loan Agreement”) with Pure Sunfarms, whereby, as at December 31, 2018, the Shareholders had each contributed $13,000,000 in the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 6.2% per annum, calculated annually. Interest will accrue and be payable upon demand being made by both Shareholders.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Financial Statements only to the extent of unrelated investor's interests in the associates. Unrealized gains arising from transactions with the associate are eliminated. Unrealized losses resulting from similar transactions to unrealized gains are also eliminated, but only to the extent that there is no evidence of impairment.

27

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

The Company’s investment in Pure Sunfarms is as follows:

$
Balance at January 1, 2017	-
Investment in Joint Venture	20,000,000
Transaction costs	229,639
Share of loss	(322,578)
Balance at December 31, 2017	19,907,061
Share of income	5,753,782
Balance at December 31, 2018	25,660,843

Summarized financial information for Pure Sunfarms is set out below:

	December 31	December 31
	2018	2017
	$	$
Non-current assets	67,263,020	23,144,466
Current assets (a)	20,414,439	3,381,496
Total assets	87,677,459	26,525,962

Non-current liabilities	2,688,273	-
Current liabilities	39,465,718	1,171,118
Total liabilities	42,153,991	1,171,118

(a) includes cash and cash equivalents	2,361,948	2,906,910

Revenue (loss)	4,916,607	-

Income (loss) and comprehensive income (loss) (b)	6,168,624	(645,156)

(b) includes income tax recovery	-	238,620

A reconciliation of the summarized financial information to the carrying amount of the investment in Pure Sunfarms is set out below:

28

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31
	2018	2017
	$	$
Total net assets of Pure Sunfarms	45,523,468	25,354,844

50% ownership interest held by the Company	22,761,734	12,677,422
50% fair value adjustment on changes in biological asset	3,964,389	7,000,000
Elimination of transactions with the Company	(1,294,919)	-
Transaction costs	229,639	229,639
Carrying amount of the investment	25,660,843	19,907,061

To date, Pure Sunfarms has not issued dividends. As a privately held company, there are no quoted market prices available for the shares of Pure Sunfarms.

16.	LONG-TERM DEBT

		December 31	December 31
	Maturity Date	2018	2017
		$	$
National Bank of Canada mortgage variable interest of bank rate plus 0.65%	February 2019	2,503,064	-

Less: current portion		(2,503,064)	-

Long-term portion		-	-

The mortgage held by National Bank of Canada, has an amortization period of twenty years, is payable monthly in the amount of $11,444 plus interest, and is secured by the property held by Verdélite Property Holdings Inc.

During the year ended December 31, 2018, the Company paid $86,490 (December 31, 2017 – $Nil) in interest on mortgage.

17.	RELATED PARTY TRANSACTIONS

With Emerald Health Sciences Inc.

Emerald Health Sciences Inc. (“Sciences”) charged the Company $4,200,000 during the year ended December 31, 2018 (December 31, 2017 - $1,871,521) for services related to financing, business development, investor relations and acquisition activities, in accordance with the amended management agreement. Sciences charged the Company $134,676 during the year ended December 31, 2018 (December 31, 2017 - $303,099) for invoices paid on behalf of the Company. As of December 31, 2018, the Company owed $502,194 (December 31, 2017 - $125,486) to Sciences, this amount is included in the due to related parties caption on the consolidated statements of financial position and is non-interest bearing. As of December 31, 2018, Sciences owed the Company $31,421 (December 31, 2017 – $3,161) for invoices paid on behalf of Sciences, this amount is included in the due from related parties caption on the consolidated statements of financial position.

29

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

During the year ended December 31, 2018, Sciences exercised 4,077,687 warrants at a price of $0.27 per warrant for total gross proceeds to the Company of $1,100,975.

As of December 31, 2018, Sciences held an aggregate of 43,234,242 shares, representing 31% (December 31, 2017 – 45,156,555 shares, representing 42%) of the issued and outstanding Common Shares and it held 4,411,764 (December 31, 2017 – 8,489,451) common share purchase warrants of the Company.

With the Company’s joint venture

As of December 31, 2018, Pure Sunfarms owes the Company $1,942,329 (December 31, 2017 - $324,674) for expenditures made on behalf of the joint venture. As of December 31, 2018, the Company owes to Pure Sunfarms $1,287,082 (December 31, 2017 - $Nil) for inventory, that was paid subsequent to December 31, 2018. These amounts are included in the respective due to and due from related parties captions on the consolidated statements of financial position, and are non-interest bearing. The Company also contributed $13,000,000 in the form of an on-demand loan as described in Note 15.

With a company controlled by the Company’s Executive Chairman

During the year ended December 31, 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. During the year ended December 31, 2018, the Company paid to the Landlord $340,562 (December 31, 2017 - $86,471) in rent, $48,168 (December 31, 2017 - $Nil) for building permits, $40,699 (December 31, 2017 - $Nil) for invoices paid on behalf of the Company and a $60,000 (December 31, 2017 - $Nil) damage deposit. The Landlord also charged the Company $108,855 during the year ended December 31, 2018 (December 31, 2017 - $144,979) for services related to construction of the Company’s new facility. As of December 31, 2018, the Company owed $502 (December 31, 2017 - $77,244) to the Landlord, this amount is included in the due to related parties caption on the consolidated statements of financial position and is non-interest bearing.

With a company whose CEO is also a director of the Company

The Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore as described in Note 14.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management including the Executive Chairman, the President, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President Sales, includes the following expenses recognized during the period:

30

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

	For the year	For the year
	ended	ended
	December 31, 2018	December 31, 2017
	$	$
Wage and short-term benefits	973,318	670,667
Share-based payments (Note 17)	4,102,295	1,318,058
	5,075,613	1,988,725

Included in the due to related parties caption on the consolidated statements of financial position at December 31, 2018 is $16,614 (December 31, 2017 - $44,775) due to related parties with respect to key management personnel and expense reimbursements and are non-interest bearing.

In the event that senior key management employment agreements are terminated by the Company, other than for just cause, such officers are entitled to a minimum severance amount equal to six months of salary.

These transactions are in the normal course of the operations on normal commercial terms and conditions.

18.	SHARE CAPITAL

Authorized

•	Unlimited number of Common Shares without par value
•	Unlimited number of preferred shares without par value, issuable in series

Issued

•	141,443,116 Common Shares (December 31, 2017 – 106,787,226)
•	Nil preferred shares (December 31, 2017 - Nil)

During the year ended December 31, 2018 the outstanding share capital increased by 34,655,890 Common Shares due to the following transactions:

•	A prospectus offering (the “January 2018 Offering”) completed January 8, 2018, for 3,000,000 units of the Company at a price of $5.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $6.00 for a period of 36 months from the closing date;
•	A prospectus offering completed February 14, 2018, for 3,000,000 units of the Company at a price of $6.00 per unit, for gross proceeds of $18,000,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $7.00 for a period of 6 months from the closing date. The warrants expired, unexercised on August 13, 2018;

31

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

•	A prospectus offering completed May 22, 2018, for 4,000,000 units of the Company at a price of $4.20 per unit, for gross proceeds of $16,800,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $5.20 for a period of 18 months from the closing date;
•	A prospectus offering completed December 7, 2018, for 4,000,000 units of the Company at a price of $2.70 per unit, for gross proceeds of $10,800,000. Each unit consisted of one Common Share;
•	Issued 9,911,894 shares for the acquisition of Verdélite as described in Note 6;
•	Issued 1,093,938 shares for the acquisition of Avalite as described in Note 6;
•	A total of 4,077,687 warrants were exercised at an exercise price of $0.27 for gross proceeds of $1,100,975;
•	A total of 443,350 warrants were exercised at an exercise price of $2.00 for gross proceeds of $886,700;
•	A total of 718,826 warrants were exercised at an exercise price of $2.60 for gross proceeds of $1,868,948;
•	A total of 3,000,000 warrants were exercised at an exercise price of $6.00 for gross proceeds of $18,000,000; and
•	A total of 1,410,195 stock options were exercised ranging in exercise price from $0.03 to $4.25 for gross proceeds of $1,194,530.

Escrowed Common Shares

The shares issued as part of the purchase price of Verdélite are subject to an Escrow Agreement. Under the agreement, 50% of the shares issued to the prior owners of Verdélite remain in escrow until May 1, 2019. As at December 31, 2018, 4,955,947 Common Shares (December 31, 2017 – Nil) were held in escrow.

Share based payments

The Board of Directors has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant.

32

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

		Weighted Average
	Number of Options	Exercise Price
		$
Balance at December 31, 2016	5,758,200	0.53
Granted	5,905,000	2.67
Forfeited	(270,836)	1.38
Exercised	(1,531,250)	0.73
Balance at December 31, 2017	9,861,114	1.76
Granted	2,811,000	4.16
Forfeited	(1,367,708)	3.62
Exercised	(1,410,195)	0.85
Balance at December 31, 2018	9,894,211	2.31

During the year ended December 31, 2018, the Company granted 2,811,000 stock options to employees and consultants. The stock options granted had exercise prices between $2.49 and $6.68, have expiry dates of five years and vest over three years. The weighted average fair value of the stock options granted was $2.77. The weighted average trading share price of the options exercised during the year ended December 31, 2018 was $4.73.

The fair values of the options granted during the year ended December 31, 2018 and 2017 were determined on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31	December 31
	2018	2017
Risk free interest rate	1.73% - 2.31%	0.74% - 1.70%
Expected life of options (years)	2.85	1-3
Expected annualized volatility	80%-121.16%	80%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$2.77	$1.37

Volatility was determined by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

33

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Incentive stock options outstanding and exercisable at December 31, 2018 are summarized as follows:

	Outstanding			Exercisable
			Weighted		Weighted
Range of		Remaining	average		average
exercise		contractual	exercise		exercise
prices	Quantity	life (years)	price	Quantity	price
$			$		$
0.175 - 0.43	761,673	1.50	0.34	736,662	0.35
0.44 - 0.50	1,500,000	1.32	0.45	1,500,000	0.45
0.51 - 0.94	1,399,934	2.74	0.72	1,168,684	0.72
0.95 - 1.25	1,019,445	3.41	1.21	608,475	1.21
1.26 - 1.49	415,284	3.45	1.41	213,900	1.38
1.50 - 3.40	1,485,625	4.44	2.93	355,625	2.63
3.41 - 4.23	281,000	4.68	3.88	38,750	3.89
4.24 - 4.25	2,186,250	3.97	4.25	1,163,750	4.25
4.26 - 5.44	452,500	4.54	4.64	178,750	4.67
5.45 - 6.68	392,500	4.15	5.77	130,000	5.92
	9,894,211	3.25	2.311	6,094,596	1.71

The Company recorded share-based compensation expense related to the incentive stock options of $5,545,379 for the year ended December 31, 2018 (December 31, 2017 – $2,716,400). The expense has been charged to the consolidated statements of loss and comprehensive loss.

Restricted share units

The Board of Directors has the discretion to determine to whom restricted share units (“RSUs”) will be granted, the number granted, and the terms and time frames in which the RSUs will vest and be settled.

		Weighted average
		fair value per
	Number of RSUs	unit at issue
		$
Balance at December 31, 2016	-	-
Granted	825,000	3.73
Balance at December 31, 2017	825,000	3.73
Granted	5,000	5.67
Balance at December 31, 2018	830,000	3.74

34

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

During the year ended December 31, 2018, the Company issued 5,000 RSUs to an employee, which vest on January 12, 2019 and settle in Common Shares. The Company recorded share-based compensation expense related to the RSUs of $1,953,071 for the year ended December 31, 2018 (December 31, 2017 – $106,095) to the consolidated statement of loss and comprehensive loss.

19.	WARRANTS

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance at December 31, 2016	8,489,451	0.57
Issued in February 2017	5,117,500	2.00
Issued in April 2017	7,572,750	2.60
Issued upon exercise of compensation units	153,525	2.00
Issued upon exercise of compensation units	219,526	2.60
Exercised	(11,845,075)	2.36
Balance at December 31, 2017	9,707,677	0.80

Issued in January 2018	3,000,000	6.00
Issued in February 2018	3,000,000	7.00
Issued in May 2018	4,000,000	5.20
Exercised	(8,239,863)	2.65
Expired	(3,056,050)	6.91
Balance at December 31, 2018	8,411,764	2.92

Expire:
November 2021	4,411,764	0.85
November 2019	4,000,000	5.20
Balance at December 31, 2018	8,411,764	2.92

20.	COMMITMENTS

Operating leases

The Company has entered into certain operating lease commitments for land, office space and temporary housing through 2047. The future minimum lease payments for the next five years and thereafter are as follows:

35

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

	2018	2019	2020	2021	2022	2023	Thereafter
	$	$	$	$	$	$	$
Production Facilities	173,787	210,740	49,748	-	-	-	-
Equipment	21,600	21,600	19,800	-	-	-	-
Office Space	128,065	170,578	170,578	170,578	170,578	170,578	-
Temporary Housing	75,600	48,600	-	-	-	-	-
Land	320,000	320,000	320,000	320,000	320,000	320,000	7,440,000
Total	719,052	771,518	560,126	490,578	490,578	490,578	7,440,000

During the year ended December 31, 2017, the Company entered into agreements for the supply of material and labour to build greenhouses, with expected completion in 2019.

21.	FINANCIAL INSTRUMENTS

The classification of the Company’s financial instruments, as well as their carrying amounts and fair values, are as follows:

	December 31, 2018		December 31, 2017
	Fair Value	Carrying Value	Fair Value	Carrying Value
	$	$	$	$
Financial Assets
FVTPL
Long-term investment	282,508	282,508	666,667	666,667

Amortized cost
Cash and cash equivalents	36,042,090	36,042,090	44,523,145	44,523,145
Accounts receivable	3,579,271	3,579,271	91,822	91,822
Due from related parties	14,973,749	14,973,749	324,674	324,674
Refundable deposits	2,196,391	2,196,391	196,391	196,391

Financial Liabilities
Amortized cost
Accounts payable and accrued liabilities	9,634,464	9,634,464	1,378,645	1,378,645
Current portion of long-term debt	2,503,064	2,503,064	-	-
Deferred payment	22,226,565	22,226,565	-	-
Payable to joint venture	-	-	4,000,000	4,000,000
Due to related parties	1,806,393	1,806,393	247,505	247,505

The carrying value of the cash and cash equivalents, accounts receivable (excluding statutory receivable balances), due from related parties, refundable deposits, accounts payable and accrued liabilities, current portion of long-term debt, deferred payment, payable to joint venture and amounts due to related parties, approximate the fair value because of the short-term nature of these instruments.

36

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Fair value hierarchy – financial instruments recorded at fair value at the statement of financial position dates are classified using the fair value hierarchy, which reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Valuation based on quoted prices unadjusted in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the year.

The Company’s financial instruments that are recorded at fair value are presented in the following table:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at December 31, 2018

Financial Assets Long-term investments	166,667	115,841	-	282,508

As at December 31, 2017

Financial Assets Long-term investments	500,000	166,667	-	666,667

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

Credit risk

Credit risk is the risk of an unexpected loss to the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk as at December 31, 2018 is the carrying value of its financial assets. The Company’s cash and redeemable short-term investment certificates are largely held in large Canadian financial institutions. The Company does not have any asset backed commercial paper. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. With regards to receivables, the Company is not exposed to significant credit risk as the Company’s sales are to government bodies or are typically paid at the time of the transaction. The Company provides credit to some of its customers in the normal course of business majority of the trade receivables held are with crown corporations of British Columbia.

37

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. As at December 31, 2018, the Company had positive working capital of $27,612,457 (December 31, 2017 – positive working capital of $40,510,006). The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

22.	CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to ensure sufficient equity financing to fund its planned operations in a way that maximizes the shareholder return given the assumed risks of its operations. The Company considers shareholders’ equity as capital. Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions. In doing so, the Company may issue new shares. Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors, proposed expenditure programs and market conditions.

23.	INCOME TAXES

As the Company has recorded a net loss for accounting and income tax purposes in both 2018 and 2017, no current income tax expense has been recorded in these financial statements.

The income taxes shown in the Statements of Loss and Comprehensive Loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

38

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

	December 31,	December 31,
	2018	2017
Statuory tax rate	27%	26%

	$	$
Loss for the year before income taxes	(30,983,409)	(8,841,824)
Expected income tax recovery	(8,365,520)	(2,298,874)
Non-deductible items	2,042,556	772,027
Tax impact of rate change	-	(58,725)
Changes in recognition of deferred tax assets	6,322,964	1,585,572
Income tax expense	-	-

The statutory rate increased from 26% to 27% effective January 1, 2018.

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at December 31, 2018 and 2017 are comprised of the following:

	December 31,	December 31,
	2018	2017
	$	$

Deferred tax assets from:
Non-capital loss carryforwards and tax pool balances	506,263	527,719
Deferred tax liabilities from:
Intangible assets	(765,355)	(788,966)
Plant and Equipment	(34,794)	-
Long term investments	-	(56,250)
	(800,149)	(845,216)

Deferred income tax liabilites, net	(293,886)	(317,497)

	December 31,	December 31,
	2018	2017
	$	$

Non-capital loss carryforwards and tax pools	42,692,305	13,179,076
Share issuance costs	2,394,797	2,855,363
Long term investments	192,080	-
Plant and equipment	-	78,948
	45,279,182	16,113,387

Tax pool balances consist of Scientific Research and Experimental Development qualified expenditures of $329,749 which may be carried forward indefinitely and deducted against any Canadian business income.

39

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

The Company has non-capital losses carry forward of approximately $42.3 million at December 31, 2018 (December 31, 2017 $12.8 million) for which a deferred tax asset has not been recognized. These losses may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expire as follows:

Expires	$
2034	1,098,363
2035	2,537,489
2036	2,122,188
2037	6,521,389
2038	30,069,704

40

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

24.	SEGMENTED INFORMATION

Segment reporting is prepared on the same basis that the Company’s President, who is the Company’s CODM, manages the business, makes resource allocation decisions and assesses performance. The Company operates in one reportable segment, being the production and sale of cannabis and in one geographical location, Canada.

	Operating	Other	Total
	$	$	$
For the year ended
December 31, 2018
Sales	2,087,299	23,104	2,110,403
Interest revenue	266,389	919,825	1,186,214
Loss from operations	(14,545,511)	(22,798,745)	(37,344,256)
Net loss and comprehensive loss	(8,819,226)	(22,164,182)	(30,983,408)
Share of income from joint venture	5,753,782	-	5,753,782

For the year ended
December 31, 2017
Sales	929,464	8,190	937,654
Interest revenue	65	161,453	161,518
Loss from operations	(2,749,660)	(6,347,771)	(9,097,431)
Net loss and comprehensive loss	(2,910,720)	(5,931,104)	(8,841,824)
Share of loss from joint venture	(322,578)	-	(322,578)

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EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

25.	SALES

A summary of the Company’s sales by product line is provided in the table below:

	For the	For the
	year ended	year ended
	December 31, 2018	December 31, 2017
Dried Cannabis	1,297,517	582,245
Cannabis Oils	771,533	340,352
Other	41,353	15,057
Total	2,110,403	937,654

During the year ended December 31, 2018, the Company earned approximately 35% of gross revenues from 2 major customers, one being a crown corporation (December 31, 2017 – $Nil).

42

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

	December 31, 2018	December 31, 2017
	$	$
Professional, director and consulting fees	7,287,630	2,301,067
Investor relations and media	2,377,219	1,026,299
Wages and benefits	2,297,988	854,430
Office and general	1,477,764	522,485
Travel and accomodations	552,897	366,166
Total general and administrative expenses	13,993,498	5,070,447

27.	EVENTS AFTER THE REPORTING PERIOD

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), any entity with common directors, to form Emerald Health Naturals (“EHN”). The Company will invest $5,000,000 for 51% ownership of EHN and EHB will grant EHN the exclusive Canadian distribution rights to EHB’s product line for 49% ownership of EHN.

On January 30, 2019, the Company announced that it had entered into a release, discharge and transaction agreement settling all claims made by Pivot against Verdélite and its former shareholders. The claims relate to a non-binding letter of intent which Verdélite and its former shareholders had previously entered into with Pivot with respect to a potential sale of Verdélite. Pursuant to the settlement, all claims against Verdélite have been discharged without Verdélite making any payment or providing any compensation to Pivot.

On February 13, 2019, the Company announced that Pure Sunfarms had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a $20 million secured non-revolving term loan (the "Credit Facility"). The Credit Facility, which matures on February 7, 2022, is secured by the Delta 3 Facility, and contains customary financial and restrictive covenants. The Company is not a party to the Credit Facility but has provided a limited guarantee in the amount of $10 million in connection with the Credit Facility.

On March 13, 2019, the Company filed a final short form base shelf prospectus (the “2019 Base Shelf Prospectus”) in, and was receipted by, each of the provinces of Canada. The 2019 Base Shelf Prospectus qualified the issuance and secondary sale of up to $150,000,000 of Common Shares, preferred shares, debt securities, warrants, units or subscription receipts of the Company or a combination thereof from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2019 Base Shelf Prospectus remains effective.

On March 27, 2019, the Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”). In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution.

43

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in Canadian dollars)

On April 1, 2019, the Company announced that Pure Sunfarm had exercised its option to acquire from Village Farms International, Inc. (“Village Farms”) a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) adjacent to Pure Sunfarm’s existing 1.1 million square foot cannabis operation (“Delta 3”) in Delta, BC. The Company has also entered into an agreement with Pure Sunfarms to purchase 25% of its aggregate cannabis production from Delta 3 and Delta 2 in 2020, 2021 and 2022. In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms is contributing the Delta 2 facility to the joint venture and the Company has committed to contribute an aggregate of $25 million in cash, of which $2.5 million was contributed at closing and the remainder will be advanced in tranches as needed to cover initial construction costs. Conversion of the Delta 2 facility to cannabis production is estimated to cost approximately $60 million, based on the conversion costs incurred for conversion of the Delta 3 facility. Following the Company’s investment, the remainder of the conversion costs are expected to be funded by cash flow generated by Pure Sunfarms.

Subsequent to the year end, the Company granted an aggregate of 5,383,000 options to purchase Common Shares, to various employees and consultants, at an average exercise price of $4.10 per share. These options vest over three years and expire after five years. The Company also issued an aggregate of 475,000 restricted share units to various employees and consultants, that vest over two years.

44